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                            UNITED STATES              SEC FILE NUMBER 0-19420
               SECURITIES AND EXECHANGE COMMISSION         --------
                           WASHINGTON, D.C.              Cusip Number


                             FORM 12B-25
                    NOTIFICATION OF LATE FILING





(Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

             For Period Ended: June 30, 1997

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


Credit Depot Corporation
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Full Name of Registrant


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Former Name if Applicable


700 Wachovia Center
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Address of Principal  Executive Office (Street and Number)

Gainesville, Georgia 30501
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City, State and Zip Code


PART II-- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)


[X]           (a)    The reasons described in reasonable detail in Part III of
                     this form could not be eliminated without unreasonable
                     effort or expense;
[X]           (b)    The subject annual report, semi-annual report, transition
                     report on Form 10-K, Form 20-F, 11-K, Form N- X SAR, or
                     portion thereof, will be filed on or before the fifteenth
                     calendar day following the prescribed due date; or the
                     subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
                     calendar day following the prescribed due date; and
[ ]           (c)    The account's statement or other exhibit required by Rule
                     12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

       The Company was unable to prepare the narrative portions of Form 10-K within the prescribed time period as the Company focused its efforts on the completion of a proxy statement for a special shareholders meeting and the completion of an offering circular to certain of its convertible security holders, as evidenced by the filings of Forms 14-A and 13-E-4 on September 26, 1997. The audited financial statements were attached as an exhibit to these filings and were filed by themselves in a Form 8-K, also filed on September 26, 1997. Due to operational considerations, the proxy and offering circular could not be delayed, and precluded completion of the 10-K without unreasonable expense and effort.
                                                                 SEC 1344(11-91)


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Charles D. Farrahar                   (770)                 531-9927
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             (Name)                       (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3)    Is it anticipated that any significant change in results of operations from the corresponding period for that last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

       If so, attached an explanation of the anticipation change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            Credit Depot Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 29, 1997                 By   /s/Charles D. Farrahar
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                                             Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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   INTENTIONAL MISSTATEMENTS OR OMISSION OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                               GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 25) of the General Rules and Registration under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record In the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.




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